

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 5, 2010

Wagner Massao Yomoguita
President
Patents Professional, Inc.
112 North Curry Street
Carson City, Nevada 89703

>   **Re: Patents Professional, Inc.**
>   **Amendment No. 3 to Registration Statement on Form S-1**
>   **Filed September 20, 2010**
>   **File No. 333-160031**

Dear Mr. Yomoguita:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Patents Professional Form S-1A3 filed September 20, 2010

Summary Information, page 6

1.   We note your amended disclosure on page 26 regarding your dependence on hiring the appropriate third parties to perform all the essential services you intend to offer. Please also briefly discuss your dependence on third parties in this section.

2.   The disclosure on page 7 regarding the breakdown of the $39,000 estimated costs to hire patent consultant to attend trade shows is unclear. Please revise to clearly describe how this money will be apportioned.

Use of Proceeds, page 17

3.   Please add a footnote to the table to indicate that the $39,000 you intend to spend on attending trade shows will be used to hire a patent consultant to perform such tasks.

4.   We note if only 25% of the shares are sold, you will have only $3,000 to spend on trade show attendance. Please additionally disclose in an appropriate place in the prospectus, such as Risk Factors and Description of Business, the limited amount of services that you will be able to receive from third parties with a budget of only $3,000 and how this will affect your business and operations. For example, please disclose whether and to what extent you will be able to initiate your business plan if you only reach the 25% offering threshold.

Business, page 26

5.   Your disclosure indicates that you "intend to negotiate an equity stake in each product" that you sponsor and that "each percentage of equity will be negotiated on a product by product basis." Clarify what this equity stake may entail, including whether it might include an equity stake in any sponsored company.

June 30, 2010 Financial Statements, page 29

Balance Sheets, page 30

6.   Revise to remove the "unaudited" label from your December 31, 2009 balance sheet and instead label your June 30, 2010 balance sheet as unaudited.

Statements of Cash Flows, page 33

7.   Revise the filing to clarify that the $9,500 included under financing activities was from the sale of stock (similar to your classification on the statement of cash flows on page 43) as opposed proceeds received from a subscription receivable.

Note 7. Subsequent Events, page 37

8.   Revise to disclose the actual date through which subsequent events have been evaluated, and whether that date is the date the financial statements were issued or the date the financial statements were available for issuance pursuant to ASC 855-10-50-1. Similar revisions should also be made to your subsequent events footnote disclosures on page 48.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 49

Plan of Operation, page 49

9.   We note your disclosure regarding your dependence on hiring third parties to perform essential services. Please provide additional detailed disclosure regarding how you will recruit third parties to work for you and the attributes that you are looking for when choosing to hire such third parties. Additionally, please disclose how you intend to

incentivize such third parties to be productive and your strategy to retain such third parties in a competitive marketplace.

10.   Please disclose your accumulated deficit as of the date of your most current financial statements.

Directors and Executive Officers, page 52

Identification of directors and Executive officers, page 52

11.   For your sole director, briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that Mr. Yomoguita should serve as a director. Please see Item 401(e) of Regulation S-K.

Exhibits and Financial Statement Schedules, page 57

12.   As previously requested in prior comment 16, revise your description of Exhibit 23 on page 58 in your list of Exhibits to correct the reference to the date of the financial statements for which the consent was issued. In this regard, your disclosures indicate that you have included the consent of Seale and Beers, CPA dated September 9, 2010, for the use of their report on the financial statements as of June 30, 2010; however the actual consent relates to the financial statements at and for the periods ended, December 31, 2008 and 2009.

13.   Please file an updated legality opinion.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

Mr. Wagner Massao Yomoguita
Patents Professional, Inc.
October 5, 2010
Page 4

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

   You may contact Megan Akst at (202) 551-3407 or, in her absence, Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Phil Rothenberg at (202) 551-3466 or, in his absence, the undersigned, at (202) 551-3735 with any other questions.

                 Sincerely,

                 Barbara C. Jacobs
                 Assistant Director

cc: Via Facsimile (206) 260-0111
Thomas E. Puzzo, Esq.
Law Offices of Thomas E. Puzzo, PLLC